LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER (202) 274-2003	WRITER’S E-MAIL mbrown@luselaw.com

August 8, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Attn: Ms. Kathryn McHale

Re:	Hamilton Bancorp, Inc.
Registration Statement on Form S-1 (File No. 333-182151)

Dear Ms. McHale:

On behalf of Hamilton Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting the Company’s responses to the comments provided in the Staff’s letter dated August 7, 2012. The Company is also filing Pre-effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 to file changes made in response to comments received from the Office of the Comptroller of the Currency.

Amendment No. 1 to Registration Statement on Form S-1

Exhibits

1.	We note your response to prior comment 24 in our letter dated July 12, 2012. Please explain to us supplementally how you determined that your data processing contracts do not fall within one or more of the listed exceptions under Item 601(b)(10)(ii)(B) of Regulation S-K or are immaterial in amount or significance.

Item 601(b)(10)(ii)(B) of Regulation S-K (“Item 601(b)(10)(ii)(B)”) provides that a contract would not be exempt from filing as a contract made in the ordinary course of business (unless immaterial in amount or significance) if it is:

“[A] contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of

Ms. Kathryn McHale

August 8, 2012

registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

Hamilton Bank’s (the “Bank”) business is, generally speaking, the investment of deposits and borrowings in loans and permitted investment securities. Accordingly, the Bank’s contract for data processing services is not a “continuing contract[] to sell the major part of [the Bank’s] products or services or to purchase the major part of [the Bank’s] requirements of goods, services or raw materials.” Nor is the Bank’s data processing contract “a franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the Bank’s business depends to a material extent.” In addition, we note that while the Bank’s business is dependent upon the services of a data processing vendor, the Bank is not dependent upon the data processing services of its current vendor. Unlike the types of agreements listed in Item 601(b)(10)(ii)(B), it would not present a significant hardship for the Bank to find another data processor that could provide the data processing services that it requires. The Bank is aware of several other vendors in its market area that provide similar services to those offered by its current data processing vendor. For these reasons, we respectfully submit that the Bank’s data processing contract is not the type of contract covered by Item 601(b)(10)(ii)(B).

The Division of Trading and Markets Has Asked Us to Convey the Following Comment:

2.	Prior Please confirm that you will not further revise the offering structure to either add a sweep or DVP functionality as part of the syndicate offering.

The Company hereby confirms that it will not further revise the offering structure to either add a sweep or DVP functionality as part of the syndicate offering.

*  *  *  *

Ms. Kathryn McHale

August 8, 2012

We believe the foregoing is responsive to the Staff’s comments. Please acknowledge receipt of the enclosures by date-stamping and returning the enclosed copy of this letter. Please direct any comments or questions to the undersigned at (202) 274-2003.

Sincerely,

/s/ Michael J. Brown

Michael J. Brown

Enclosures

cc:	Robert A. DeAlmeida, President and CEO of Hamilton Bank (via email)
David Lin, SEC Staff Attorney (3 copies)
Steven D. Halpern, Rowles & Company, LLP (via email)